Exhibit 99.1

THERATECHNOLOGIES INC.

ANTI-BRIBERY AND ANTI-CORRUPTION POLICY

1.	PURPOSE

Theratechnologies Inc. (together with its subsidiaries, “Theratechnologies” or the “Company”) is committed to conducting its business (and that of its subsidiaries) in accordance with all applicable laws, rules and regulations and the highest ethical standards, and this commitment is embodied in the Code of Ethics.

The purpose of this Anti-Bribery and Anti-Corruption Policy is to reiterate Theratechnologies’ commitment to full compliance by the Company, its subsidiaries and affiliates, and its officers, directors, employees and agents with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), and any other Canadian, U.S. or other anti-bribery or anti-corruption laws that may be applicable. This Policy supplements the Code of Ethics and all applicable laws and provides guidelines for compliance with the CFPOA, FCPA, and any other Canadian, U.S. or other anti-bribery or anti-corruption laws, as well as Company policies applicable to Theratechnologies operations world-wide.

2.	SCOPE

This Policy is applicable to the Company, its directors, officers, and employees. The reporting requirement of this Policy is also applicable to Theratechnologies’ contractors, suppliers and other third party representatives acting on behalf of Theratechnologies. This Policy is intended to supplement all applicable laws, rules, and other corporate policies. It is not intended to supplant any local laws.

3.	DEFINITION

A bribe within the meaning of this policy is anything of value intended to improperly influence a business decision or induce improper performance by someone with whom Theratechnologies does or potentially does business, including vendors, subcontractors, consultants, clients, industry participants, investors, other parties conducting business or potential business with Theratechnologies, or employees of government agencies and offices and their immediate family members. Providing or offering to provide a bribe to a government official violates public anti-corruption laws in the U.S. and in other countries. Providing or offering to provide a bribe to private individuals may violate commercial bribery laws. Both public corruption and commercial bribery are illegal and may subject you and Theratechnologies to civil and criminal penalties.

“Anything of value” is very broad, and includes items that are valuable to the giver or receiver even if they are not valuable to somebody else. It includes, but is not limited to:

•	Cash payments;

•	Phony jobs or “consulting” relationships;

•	Kickbacks;

•	Political contributions;

•	Charitable contributions;

•	Social benefits; or

•	Gifts, travel, hospitality, and reimbursement of expenses.

4.	POLICY REQUIREMENTS

Theratechnologies personnel and agents are strictly prohibited from offering, paying, promising, or authorizing:

•	any payment or other thing of value

•	to any person

•	directly or indirectly through or to a third party

•	for the purpose of (i.e., in exchange for)

•	causing the person to act or fail to act in violation of a legal duty;

•	causing the person to abuse or misuse their position; or

•	securing an improper advantage, contract or concession

•	for Theratechnologies or any other party.

(“Improper Payment Activity”)

Critically, money does not have to change hands to violate the anti-corruption laws or this Policy. An offer, a scheme, or promise to pay or give anything of value is enough to violate the law and this Policy.

To promote compliance with anti-corruption laws in Canada, the United States, and other applicable jurisdictions, no Theratechnologies personnel shall undertake any Improper Payment Activity in respect of a non-U.S. governmental official (as defined below in Section 4(b)), a domestic official, or a private individual.

In addition, Theratechnologies’ books and records must correctly record both the amount and a written description of any transaction. Theratechnologies personnel must ensure that there is a reasonable relationship between the substance of a transaction and how it is described in the Company’s books and records.

Theratechnologies has instituted detailed procedures and standards related to training, due diligence, the recording of transactions, and other areas, to implement the terms of this Policy. In particular, Theratechnologies has instituted the following standards and procedures which are incorporated into this Policy:

a.	Government Officials in the United States – Rules for Providing or Accepting Gifts, Entertainment, and Other Things of Value

Certain U.S. federal, state and local government officials are prohibited from accepting gifts or other benefits. Offering gifts, meals, entertainment, or other things of value to government officials in the U.S. or their family members may violate the law and subject you or Theratechnologies to civil or criminal penalties.

Your interactions with the U.S. government officials are restricted. For purposes of this Policy, a “U.S. government official” means any elected or appointed official or any employee in the legislative (including members of the U.S. Congress), executive, or judicial branches of the federal government or a state or local U.S. government (e.g., U.S., state or local aviation authority, immigration, customs, tax, labor, tourism officials, embassy employees).

In order to reduce the risk of improper payments or other benefits to U.S. government officials, you may not give anything at all to a U.S. government official without prior written approval from the Chief Financial Officer unless all of the following conditions are satisfied:

i.	The thing of value is a non-monetary gift worth less than $25 USD;

ii.	The U.S. government official’s employer permits the official to accept the thing of value under the employer’s policies;

iii.	It is done infrequently; and

iv.	It is not being done for an improper purpose.

If you want to provide anything of value to a U.S. government official that does not satisfy all of those conditions, you must seek and obtain advance written approval from the Chief Financial Officer.

You may accept the following from a U.S. government official:

i.	A reasonable business meal or refreshments intended to save time and offered (i) during a business meeting or (ii) brought in during a break between meetings.

ii.	Infrequent promotional items or awards worth less than $25 USD such as “logo” pens, cups, or plaques.

iii.

An invitation to an industry-related event if (i) there is a clear business purpose; (ii) your manager approves; (iii) hospitality during the event is being provided generally to attendees and not exclusively to you or a small group; and (iv) you attend the event with the person who has extended the invitation.

iv.	An invitation to a charitable event where someone has paid for the ticket if you attend the event with the person who invited you.

If you want to accept a thing of value that does not meet one of these requirements and is not otherwise prohibited as described below, you must seek prior written approval from your manager and the Chief Financial Officer.

It is essential that you obtain advice from the Chief Financial Officer and ensure your compliance with the law prior to offering or providing anything of value to a U.S. government official. Violations of federal, state, and local laws regulating such gifts can result in civil and criminal liability for the employee and Theratechnologies.

b.	Government Officials Outside the United States – Rules About Providing and Accepting Gifts, Entertainment, and Other Things of Value

The rules relating to interactions with government officials outside of the United States are particularly complex. To ensure compliance with these rules, you must comply with the following rules:

•

You may not provide anything of value to a government official outside the U.S. (a “non-U.S. government official”) without first seeking and obtaining advance written approval from the Chief Financial Officer.

In addition, if you have any questions, you may contact the Chief Financial Officer at any time.

The giving or offering of things of value to a non-U.S. government official may be approved by the Chief Financial Officer if it meets all of the following conditions:

i.	Be unmistakably reasonable in cost or value;

ii.	Be directly related to a genuine and legitimate business purpose;

iii.	Be consistent with what is generally associated with ethical business practices;

iv.	Comply with applicable local laws and regulations;

v.	Avoid even the appearance of impropriety;

vi.	Never embarrass Theratechnologies or damage its reputation;

vii.	Be accurately documented and accounted for in Theratechnologies’ books and records;

viii.	Be for official business rather than personal use;

ix.	Be in accordance with Theratechnologies’ travel and expense rules, as applicable; and

x.	Be presented openly with complete transparency

•	What is a “non-U.S. government official”?

As used in this Policy, a “non-U.S. government official” is defined very broadly. It includes any employee, even a low-level employee, or officer of any government or government-controlled entity or company (including any department, division, or agency of government), from the local level to the national level, including:

•	Notary publics, lawyers, nurses, teachers, or doctors.

•	Members of royal families.

•	An officer or employee of a public international organization (e.g., the United Nations or the World Bank).

•	Any person acting in an official capacity on behalf of a government or public international organization.

•	An employee of any business that is owned or controlled by the state government in any way (e.g., state universities, or state-controlled media).

•

Any officer or employee of a foreign government, including local, state or federal officials or their equivalents such as tribal leaders, or of any foreign governmental department, agency or instrumentality (e.g., aviation authority, immigration, customs, tax, labor, tourism officials, embassy employees).

•	Any officer or employee of a company owned or controlled by a government or political party (e.g. airports, ground or cargo handling suppliers).

•	Any elected official or candidate or party official of any political party.

•

What are the “red flags” of a potential improper payment to a non-U.S. government official? It is Theratechnologies’ policy that any request by a non-U.S. government official for any payment, gift, waiver, discount or anything else of value, should be considered a “red flag.” A “red flag” is a sign that should raise suspicions and alert you to a possible violation of anti-corruption laws. Red flags should be reported to the Chief Financial Officer.

•	You may accept the following from a non-U.S. government official:

•	A reasonable business meal or refreshments intended to save time and offered (i) during a business meeting or (ii) brought in during a break between meetings.

•	Infrequent promotional items or awards worth less than $25 USD, such as “logo” pens, cups, or plaques.

•

An invitation to an industry-related event if (i) there is a clear business purpose; (ii) your manager approves; and (iii) hospitality during the event is being provided generally to attendees and not exclusively to you or a small group; and (iv) you attend the event with the person who has extended the invitation.

•	An invitation to a charitable event where someone has paid for the ticket if you attend the event with the person who invited you.

If you want to accept a thing of value that does not meet these requirements and is not otherwise prohibited as described below, you must seek prior written approval from your manager and the Chief Financial Officer.

•	What is the company’s policy on non-U.S. and non-Canadian political contributions and donations?

•

Under no circumstances shall Theratechnologies funds be used to make political contributions to political parties or candidates in any country outside the U.S., even if such contributions are permitted by such countries’ written laws, except that Theratechnologies shall be allowed to make political contributions in Canada upon the Chief Financial Officer’s prior written consent.

•

Strictly personal contributions are permitted, in accordance with company policy. However, any personal contributions must be clearly identified as personal and there should be no indication or inference that such contribution is company sponsored or is being made on behalf of Theratechnologies.

•

Theratechnologies believes in contributing to the communities in which it does business and permits reasonable donations to foreign charities. When donating to a non-U.S. charity, Theratechnologies must ensure proper due diligence in determining that the organization is certified as a charity under local law. All donations to non-U.S. charities must be voluntary, must never represent a scheme for a bribe and should be properly documented. Additionally, contributions to non-U.S. charities should be given to the charity directly, and not to any individual.

It is essential that you obtain advice from the Chief Financial Officer and ensure your compliance with the law. Violations of U.S., Canadian and international anti-bribery and anti-corruption laws can result in civil and criminal liability for the employee and Theratechnologies.

c.	Facilitating or “grease” payments

Facilitating or “grease” payments are those payments made to public officials solely to obtain or expedite non-discretionary, routine governmental action. “Non-discretionary routine governmental actions” include actions that are unconnected to the award of new business or the continuation of prior business.

Some examples of routine governmental actions include: processing governmental papers such as visas and work permits; providing police protection and mail pick-up and delivery; providing phone service, power and water supply, loading or unloading of cargo, or protecting perishable products or commodities from deterioration; or expediting lawful customs clearances.

Facilitating payments are prohibited. You may not offer or make any facilitating or “grease” payments to any government official.

d.	Working With Third-Party Representatives

Under the anti-corruption laws, Theratechnologies may be liable for the conduct of its agents, consultants, business partners and other third-party representatives when they work or act on Theratechnologies’ behalf. To reduce the risk of liability based on the conduct of third-party representatives, employees must adhere to the following guidelines in retaining and working with third-party representatives.

•	What is required in order to retain certain third-party representatives?

Theratechnologies contracts with third-parties on a variety of issues. The following is a list of the types of risk-based third parties who may interact with government entities and officials on behalf of Theratechnologies:

•	Customs brokers

•	Law firms

•	Marketing, public relations, communications, or event planning firms

•

Consultants retained to assist in obtaining licenses or permits or other authorizations, including government relations consultants, tax consultants, general contractors, law firms, and consultants retained to lobby government officials with respect to legislation, regulatory activities, or other government functions

If you want to retain one of these third-parties, or any other third-party representative who interacts with non-U.S. government entities and officials, you must engage in the appropriate due diligence. Contact the Chief Financial Officer for further guidance.

•	How do you know if you should be concerned about a third-party representative and/or its business activities?

There are certain signs that should raise suspicions or alert you to the possibility of a violation of this Policy or anti-corruption laws. Such signs are commonly referred to as “red flags.” If you see a red flag you should contact the Chief Financial Officer for assistance. Ignoring “red flags” or not properly investigating them could potentially result in significant penalties and personal liability under anti-corruption laws.

Examples of red flags are:

•	The third-party representative was specifically recommended to Theratechnologies by a public official.

•	The third-party representative refuses to agree to abide by anti-corruption laws or this Policy or any other applicable laws.

•	The third-party representative provides incomplete or inaccurate information in response to Theratechnologies’ requests for information.

•	The third-party representative requires payment in some irregular fashion as in another currency, in cash, upfront, to the third-party, indirectly through another party, or in some other country.

•	The third-party representative requests reimbursement for poorly documented or questionable expenses.

•	The third-party representative makes unusually large or frequent political contributions.

•	The third-party representative has family or business relationships with public officials or the government.

•	The third-party representative lacks sufficient resources or experience to provide required services or has a reputation only for their ability to influence public officials.

•	Rumors, even if learned from a competitor, that the third-party representative possibly engages in questionable practices.

This list is not exhaustive. If something about a third-party representative or its conduct causes you to become suspicious of the representative’s integrity, contact the Chief Financial Officer for assistance.

5.	AUDITS

Audits of Theratechnologies sites, operating units, contractors, suppliers and other third party representatives acting on behalf of Theratechnologies may be conducted periodically to ensure that the requirements of this Policy and applicable procedures and guidelines are being met. Audits may be conducted internally by Theratechnologies, or externally by retained third parties. Audit documentation shall include performance improvement action plans.

6.	INTERACTION WITH THE CODE OF BUSINESS CONDUCT AND ETHICS

Theratechnologies’ Code of Ethics should be construed in a manner consistent with this Policy.

7.	REPORTING VIOLATIONS AND ASKING QUESTIONS

If Theratechnologies’ personnel knows or suspects a violation of this Policy, it must be reported to the Chief Financial Officer or anonymously by email to: pdubuc@theratech.com or by phone: 438-315-6608 without delay. Questions concerning the application of this Policy should be directed to the Chief Financial Officer.

The Company does not permit retaliation against anyone who files a report. Theratechnologies is committed to upholding this Policy and ensuring compliance with anti-corruption laws. Anyone found to have retaliated against anyone who refuses to violate this Policy or reports a potential or actual violation of this Policy, or participates in an investigation will be subject to corrective action up to and including termination.

8.	AMENDMENTS AND WAIVERS

The Board of Directors of Theratechnologies Inc. will review this Policy on a periodic basis, evaluate its effectiveness, and update or amend this Policy as necessary. Under limited and exceptional circumstances, and for legitimate reasons, the Chief Financial Officer may approve proposed conduct or conduct that has occurred that deviates from this Policy.

9.	DISCIPLINE

Any employee who violates the terms of this Policy will be subject to disciplinary action. Any employee who has direct knowledge of potential violations of this Policy but fails to report such potential violations to Company management will be subject to disciplinary action. Any employee who misleads or hinders investigators inquiring into potential violations of this Policy will be subject to disciplinary action. In all cases, disciplinary action may include termination of employment. Any third party agent who violates the terms of this Policy, who knows of and fails to report to Theratechnologies management potential violations of this Policy, or who misleads investigators making inquiries into potential violations of this Policy, may have their contracts re-evaluated or terminated.

10.	PERIODIC ANTI-CORRUPTION CERTIFICATION

Theratechnologies personnel and certain contractors, supplier and other third party representatives acting on behalf of Theratechnologies are required to certify periodically that they have read, understand and are complying with this Policy (and, as applicable, other Theratechnologies policies and procedures) and/or are conducting business on the basis of the principles set forth in this Policy, and are not aware generally of any violations of this Policy or any applicable anti-bribery or anti-corruption laws.

11.	REFERENCES

For reference:

•	The CFPOA can be found at: http://laws-lois.justice.gc.ca/eng/acts/c-45.2/index.html

•	The FCPA can be found at: http://www.justice.gov/criminal/fraud/fcpa

This Anti-Bribery and Anti-Corruption Policy was adopted by the Board of Directors of Theratechnologies Inc. on February 18, 2020.